SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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July 23, 2018

Confidential

Ms. Barbara C. Jacobs

Mr. Jeffrey Kauten

Ms. Kathleen Collins

Ms. Rebekah Lindsey

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CooTek (Cayman) Inc. (CIK No. 0001734262) Response to the Staff’s Comments on Amendment No.1 to Draft Registration Statement on Form F-1 Confidentially Submitted on June 21, 2018

Dear Ms. Jacobs, Mr. Kauten, Ms. Collins and Ms. Lindsey:

On behalf of our client, CooTek (Cayman) Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 10, 2018 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on June 21, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated July 10, 2018, the Company has updated the Revised Draft Registration Statement to include (i) the Company’s unaudited interim financial data as of and for the six months ended June 30, 2018 and comparable financial data for the same period in 2017, and (ii) other information and data to reflect recent developments.

Prospectus Summary

Our Business, page 1

1.                                      We note from your revised disclosure in response to prior comment 2 that the number of times TouchPal Smart Input launched in the second half of 2017 was generally consistent with that in March 2018. Please clarify what you mean by generally consistent and supplementally provide us with the number of launch times for each period presented.

By “generally consistent”, the Company means that the average number of launch times per day per active user is substantially similar and consistent across the periods presented.

In this regard, the Company respectfully substantiates this assessment and advises the Staff that the average number of launch times of TouchPal Smart Input per day per active user for the periods indicated below are:

•                  for the three months ended September 30, 2017: 73,

•                  for the three months ended December 31, 2017: 72,

•                  for the three months ended March 31, 2018: 69, and

•                  for the three months ended June 30, 2018: 72.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 75

2.                                      We note your response to prior comment 8. Please clarify the countries that comprise the regions of East Asia, South Asia and Southeast Asia.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement.

3.                                      We note your response to prior comment 9. Please tell us the percentage of performance-based advertising revenue generated from arrangements that were based on the number of clicks for each period presented. Also, while you state that management considers the number of impressions delivered and the effective price per impression present more comprehensive information of your results of operations and are more important indicators of your performance-based revenue, please clarify whether management reviews any other metrics such as number of clicks when analyzing performance.

The Company respectfully advises the Staff that substantially all of the Company’s performance-based advertising revenues during the periods presented were received from advertising exchanges. Pricing for these performance-based advertising revenues is based on the number of impressions delivered and the effective price per impression. The effective price per impression is influenced by a cumulative effect of various measurements of the users’ actions, including click-through rates, number of conversions, and number of clicks.  During the periods presented, there was not any performance-based revenues received from the advertising exchanges that were determined solely based on one individual measurement, such as number of clicks.

The Company further advises the Staff that number of impressions delivered and effective price per impression are the two indicators that management regularly reviews for analyzing business performance as they are the two bases for determining the Company’s pricing for performance-based advertising revenues. In evaluating the effective price per impression, the Company utilizes data such as various measurements mentioned above (including number of clicks, number of conversions and click-through rates). There is no direct linkage between any of such measurements individually and the Company’s performance-based revenues, as these measurements only collectively can have a meaningful impact on the effective price per impression that the Company charges its advertising exchange customers. The management only supplementally reviews these measurements to analyze trends and to assess their impact on the effective price per impression, which together with the total number of impressions delivered constitute the two determining factors for the Company’s performance-based advertising revenues and the overall effectiveness of its monetization.

4.                                      Please refer to prior comment 10. If your key metrics are impacted by seasonality or other events, discussion of those factors is useful to an understanding of your business and the quarterly results disclosed on page 85. Please revise to provide the percentage change in the number of impressions and the effective price per impression for the relevant quarters for which you have data available.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

5.                                      Please refer to our prior comment 12. It is unclear how you concluded that disclosure of the number of DAUs and MAUs for your TouchPal Phoneboook application for each quarter would not provide material information to investors. While we understand that this revenue stream is declining as a percentage of total revenues, considering it comprises 45% and 31% of your advertising revenues for fiscal 2016 and 2017, respectively, please provide the requested disclosure or provide additional information as to why this disclosure is not meaningful.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement.

Description of American Depositary Shares

Governing Law and Dispute Resolution, page 166

6.                                      We note your statement that the waiver of jury trial provision does not apply to “any claims against us arising under the United States federal securities laws.” Please clarify whether the waiver of the right to a jury trial applies to claims under the U.S. federal securities laws against the depositary or other parties to the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Revised Draft Registration Statement under the sub-section “Jury Trial Waiver” and has included a risk factor on page 54 of the Revised Draft Registration Statement regarding the impact of the waiver of jury trial provision in the deposit agreement on the rights of ADS holders. In addition, the Company has updated the Description of American Depositary Shares section in accordance with the draft form of depositary agreement.

Consolidated Financial Statements

Note 19. Subsequent Events, page F-36

7.                                      You state that you granted restricted shares in March 2018, however, you disclose the terms for options grants. To the extent you granted restricted shares, please disclose the terms for such awards. In addition, please provide us with a breakdown of all equity awards granted during fiscal 2017 and to date in fiscal 2018, and include the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company respectfully advises the Staff that no options were granted in 2018 through the date hereof.  The terms disclosed in Note 19 are related to restricted shares. In response to the Staff’s comment, the Company has revised the disclosure on page F-36 of the Revised Draft Registration Statement.

The following table sets forth the breakdown of all equity awards granted during 2017 and the six months ended June 30, 2018:

Valuation Date	Type of equity awards	Number of equity awards	Per share fair value of the underlying ordinary share
January 10, 2017	Share Option	9,000,000	0.1017
July 31, 2017	Share Option	1,755,650	0.1601
March 15, 2018	Restricted Share Units	15,430,000	0.4469

The Company respectfully advises the Staff that the Company has applied the income approach/discounted cash flow methodology in determining the fair value of the underlying ordinary shares.  The key factor for determining the fair value of the ordinary shares is the present value of forecasted cash flows determined using management’s best estimate as of the respective valuation dates.

The per share fair value of the underlying ordinary shares increased by approximately 57% from US$0.1017 as of January 10, 2017 to US$0.1601 as of July 31, 2017. The Company believes the increase in fair value was mainly attributable to the continued growth of its advertising business and the improvement of its financial performance demonstrated during this period of almost seven months, which have a positive impact on the business forecast and therefore resulted in an increase of the Company’s forecasted cash flows.

The per share fair value of the underlying ordinary shares increased by approximately 179% from $0.1601 as of July 31, 2017 to $0.4469 as of March 15, 2018.  The forecasted future cash flows used in the valuation performed on March 15, 2018 increased significantly as the Company’s business expanded during this period of almost eight months and the Company believes such business expansion would have a material positive impact on the forecasted cash flows and the discount rate used in the valuation. Such significant increase in forecasted cash flows and reduction in the discount rate were primarily attributable to the following:

•                        In February 2017, the Company launched and started to monetize other global portfolio products. The other global portfolio products contributed 29% of the advertising revenue from global portfolio products in 2017 and 3% of the average DAUs of global portfolio products in December 2017, and contributed 60% of the advertising revenue from global portfolio products for the three months ended March 31, 2018 and 4% of the average DAUs of global portfolio products in March 2018. This growth was driven by the strategy of leveraging data capabilities and in-depth user insights in monetization and efficiency enhancement. During the first half of 2017, the Company started to carry out this strategy and achieved satisfactory results. As such, the Company decided to expand and scale up its business by introducing new global portfolio products in the second half of 2017. The trend of continuous revenue growth was demonstrated by the financial results of the three consecutive quarters ended March 31, 2018. In the first quarter of 2018, the Company for the first time achieved net income. Having established a track record of revenue growth, the Company’s business forecast was updated to reflect the successful monetization and the sustainability of its strategy, and therefore the forecasted revenues and cash flows had a significant increase between the two valuation dates. The fast revenue growth with the global portfolio products is expected to drive the increase of the Company’s total revenues in the future periods.

•                        As the Company expanded its business during the periods from July 31, 2017 to March 15, 2018, its results of operations benefited from the economies of scale. Moreover, the continuous revenue growth during this period proved the Company’s ability to monetize its user base effectively. These factors contributed to the increase in forecasted cash flows between the two valuation dates. Specifically, the Company’s gross profit margin has increased continuously, which was attributable to the fast revenue growth and the ability to control the cost of revenues. During the period from June 30, 2017 to March 31, 2018, the Company’s cost of revenues slightly increased in absolute amount and decreased as a percentage of the revenues, which was attributable to the decrease of VoIP related cost due to the improvements of the efficiency in the Company’s utilization of telecommunication services . VoIP related costs accounted for the largest portion of the Company’s cost structure, which was 40% of the cost of revenues for the three months ended March 31, 2018. With fast revenue growth and successful cost control, the Company achieved profitability for the first time since its inception during the first quarter of 2018. The Company also noted that the trend of revenue growth continued during the second quarter of 2018 when the valuation was being prepared, which further supported the effectiveness of the monetization strategy that was in place at the valuation date in March 2018. the Company’s net income was US$3.5 million for the six months ended June 30, 2018. The Company believes that the performance in the first quarter of 2018 demonstrated that it is likely that the overall profitability of the Company will continue to improve in the future periods, which also has materially impacted the forecasted revenues used in the valuation as of March 15, 2018.

•                        Further, the discount rate used in the discounted cash flow valuation decreased from 20.5% to 18.0% between the two valuation dates. This decrease was primarily attributable to a decrease in the size premium as a result of the increase in the equity value of the Company.

Based on these factors, the present value of the forecasted cash flows over the future periods when valuated on March 15, 2018 increased as compared to that when valuated on July 31, 2017, which resulted in the increase by 179% in the fair values of ordinary shares between the two valuation dates.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hui Feng, by telephone at +86 21-6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmastu CPA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Karl Kan Zhang, Chairman of the Board of Directors and Chief Architect, CooTek (Cayman) Inc.
Jean Liqin Zhang, Chief Financial Officer, CooTek (Cayman) Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Hui Feng, Partner, Deloitte Touche Tohmastu CPA LLP
Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP